Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2010

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 28, 2010.  Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 09-10	F/Y 08-09
SALES	$4,783,353	$3,718,629
NET INCOME	$324,774	$31,346
EARNINGS PER SHARE	104	14
NINE MONTHS	F/Y 09-10	F/Y 08-09
SALES	$13,285,823	$12,279,862
NET INCOME	$1,147,461	$235,363
EARNINGS PER SHARE	364	74
SHARES OUTSTANDING	3,223,903	3,222,095

The Company continues to perform well in 2010, and a very good backlog of orders indicates the capability of continuing this performance for the balance of the fiscal year.  Order backlog is currently $13 million.  Aerospace and defense sales are strong, commercial and construction industry sales are improving from 2009 levels.

ITEM:       MAJOR EARTHQUAKES IN HAITI AND CHILE

The Company has been receiving a near continuous stream of new orders for seismic dampers during 2010.  Recent major earthquakes in Haiti and Chile have demonstrated that seismic codes should be elevated in anticipation of future events -- not just periodic updates to the level of the most recent records.  This is especially true in areas of the world that have not experienced a major earthquake in many years.  The question that code writers must ask themselves is simply, "Has the lack of historical activity been due to this not being an earthquake risk area, or is it due to a locked fault that has been building up potential energy for many years and is due to produce a huge quake?"  Until more accurate answers are received to this question, events such as the mass destruction seen in the aftermath of these two major earthquakes will continue.

A second issue is the traditional code approach that a structure be designed to "survive" a so-called 500 year event -- this being an earthquake for a given site that can be expected to occur once in 500 years.  Many owners take the approach that, "This is an extremely rare event, so why should money be spent on it?"   The reality is that the responsibility of the code writers and structural engineers is to make the building owner aware of three elements inherent in this 500 year specification:

1.   A 500 year quake means a 100% probability of occurring in a 500 year period.  It also means a 10% probability that this quake will occur in the next 50 years.  Is this an acceptable risk for all the funds you are spending on this construction?

2.   The 500 year quake is based more or less upon past historical records.  What if 499 years ago a huge quake occurred that killed everyone who would be in a position to report on the quake -- from a time before accurate seismic recording devices existed?

3.   The codes take the general approach that a structure should protect the occupants against total structural collapse during a 500 year event.  In other words, the code protects life safety.  But after the occupants have safely exited, the building itself can be expected to be damaged beyond repair and will be a total loss.  Can you accept this total investment loss?

Some seismic codes are now stressing performance based design, an approach that tries to make the building owner fully aware of the three items listed above.   In addition, the owner is provided with options for the building design, the least costly being life safety only, the most costly being that the building and its equipment remain in service undamaged by the quake.  The United States is the world leader in the implementation of performance based codes, based largely upon inputs from the State of California and the California Structural Engineering community.  Sadly, many other nations lag well behind the United States in the acceptance and adaptation of performance based building and bridge design standards.  Perhaps in the aftermath of the quakes in Haiti and Chile, there will be more worldwide acceptance of the USA's approach to solving earthquake design problems.

ITEM:                 NEW ORDER ANNOUNCEMENTS ~ SEISMIC AND WIND

The following new orders for seismic and wind protection dampers were received in the quarter:

#    Taiwan Semi-Conductor Manufacturing FAB 14 Building -- Taiwan, ROC

#    Adams Middle School -- Redondo Beach, CA

#    Parras Middle School -- Redondo Beach, CA

#    Chaparrel Middle School -- Diamond Bar, CA

#    Lien-Guan Nan-Gang Condominiums -- Taiwan, ROC

#    Port Mann Bridge -- Coquitlam, BC, Canada

#    Apollo Hospital -- New Delhi, India

#    Hong Chiao Yong-Kang Residences -- Taiwan, ROC

#    He Huan Residences -- Taiwan, ROC

ITEM:       NEW ORDER ANNOUNCEMENTS ~ DEFENSE AND AEROSPACE

Taylor Devices has received several significant new orders for defense and aerospace products during the quarter.

#    New European Missile Launch System

Our first contract on this fast-moving program was previously announced in the Spring 2009 Newsletter with a substantial follow-in order announced in the subsequent Winter 2009 Newsletter.  The Company is pleased to announce that these hi-tech electronically controlled suspension system elements for the launch vehicle are performing very well on test.  As a result, a second substantial follow-on contract has just been received for an expedited delivery to our European customers.

#    Landing Gears for Drone Aircraft

Over the past two years, the Company has developed what is hoped will be the next generation of landing gears for the small Remotely Piloted Vehicles (RPVs) commonly called drones.  These small aircraft are actively engaged in combat in both the Middle East and Afghanistan, usually for reconnaissance, directing missiles or launching missiles at specific targets.  Although the aircraft are small, they have relatively severe landing loads, sometimes with battle damage, yet ideally should require minimum maintenance.  The Company's technical approach uses a technology never before used on aircraft and which was originally developed for our highly successful shock absorbing seats for naval personnel.  The end result is a very rugged component requiring zero maintenance which often is much lighter than competing technology.  The weight savings from using the Taylor Devices' landing gear can then be used for more fuel, electronics, or more weapons depending on customer needs.

The Company has recently received its first order for production landing gears of this new design, and additional orders are pending.

#    NASA Programs

NASA is currently facing extreme budget cuts and program changes in the currently proposed U.S. Budget.  Although Taylor Devices is still providing our products in support of the Space Shuttle Program and the new ARES Launch Vehicles, these programs may well end in the next two years.  However, even with these programs facing funding problems, there is still very much a need for space launch vehicles, both manned and unmanned.  The Company's work on these so-called commercial launch vehicles has been steadily growing.  Two major contracts recently received include engine mounts for a large new vehicle's rocket motor, using our modular machined spring elements.  The second major program is an isolation and control system used to cushion a large unmanned satellite launch vehicle as it is lowered onto its launch pad at a site exposed to high winds. In the event that NASA ends its manned vehicle programs, the Company fully expects that these commercial un-manned programs will increase in scope.

Taylor Devices has been continuously producing our products for the NASA manned space programs since the mid-1960s.  It is impossible to list in a brief newsletter such as this all the new concepts and technologies that the Company has developed over the past 45 years with primary funding from NASA.  In comparison, the Company's benefit from these development projects pales in comparison with the technical revolutions in electronics and materials that can be directly attributed to technology spin-offs from NASA.  Hopefully the NASA manned programs will be allowed to continue to enable future technologies to be developed rapidly, without the cost constraints often placed upon research and development by commercial business firms.

                                                    By:    /s/Douglas P. Taylor
                                                            Douglas P. Taylor
                                                            President